GOLDMAN SACHS BDC, INC.

200 West Street

New York, NY 10282

March 17, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:            Goldman Sachs BDC, Inc.

                  Registration Statement on Form N-2 (File No. 333-187642)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goldman Sachs BDC, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2, as amended, be accelerated so that it will be declared effective by 3:00 pm, Eastern Time, on March 17, 2015 or as soon thereafter as reasonably practicable, (the “Effective Date”).

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stuart Gelfond of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8272, counsel to the Company, if you have any questions or concerns regarding this matter.

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Securities and Exchange Commission

P. 2

Very truly yours, Goldman Sachs BDC, Inc.

By:	/s/ Brendan McGovern
	Name:	Brendan McGovern
	Title:	Chief Executive Officer and President

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

Geoffrey R.T. Kenyon, Esq. (Dechert LLP)

Richard Horowitz, Esq. (Dechert LLP)

Margery K. Neale, Esq. (Willkie Farr & Gallagher LLP)

James G. Silk, Esq. (Willkie Farr & Gallagher LLP)